June 10, 2019

Xiao Jun Kong
Chief Executive Officer
Trafalgar Resources, Inc.
Everbright Center, Suite 3102
108 Gloucester Road
Wanchai, Hong Kong

       Re: Trafalgar Resources, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed January 9, 2019
           File No. 001-32522

Dear Mr. Kong:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery